                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                      (Amendment No. __) *




                    Peoples Bankcorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



             Common Stock, par value $0.01 per share
        --------------------------------------------------
                 (Title of Class of Securities)



                          710811 10 0
                      --------------------
                         (CUSIP Number)



                       December 29, 1998
      -----------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 pages

CUSIP No. 710811 10 0             13G         Page 2 of 7 Pages


1.   NAMES OF REPORTING PERSONS:

     Wesley L. Stitt

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [   ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America.

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:              18,751

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:         18,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                           18,751*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  13.95%

12.  TYPE OF REPORTING PERSON:   IN


*Include 10,751 shares held in the Peoples Bancorp, Inc. Employee
 Stock Ownership Plan ("ESOP") Trust, as to which the Reporting
 Person, as a trustee, shares voting and dispositive power.

CUSIP No. 710811 10 0             13G         Page 3 of 7 Pages


1.   NAMES OF REPORTING PERSONS:

     Janet A. Stitt

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [   ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America.

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:               8,000

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:          8,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                            8,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.95%

12.  TYPE OF REPORTING PERSON:   IN

                                              Page 4 of 7 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           Peoples Bankcorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           825 State Street
           Ogdensburg, New York  13699

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Wesley L. Stitt
           Janet A. Stitt

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           7 Annette Street
           Heuvelton, NY  13654

ITEM 2(c)  CITIZENSHIP.
           United States of America

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           710811 10 0

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:
           Not applicable.

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each Reporting Person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each Reporting
               Person.

         (c) See Rows 5, 6, 7, and 8 of the second part of each cover page provided each the Reporting Person.

                                              Page 5 of 7 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP committee, on which Mr. Stitt serves, has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                              Page 6 of 7 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 7, 1999                  /s/ Wesley L. Stitt
                                       -------------------------
                                       Wesley L. Stitt



                                       /s/ Janet A. Stitt
                                       -------------------------
                                       Janet A. Stitt

                                             Page 7 of 7 Pages

Exhibit A
---------

   The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.